UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 18, 2020

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Akcea Therapeutics, Inc.

File No. 5-90051 - CF#37551

Ionis Pharmaceuticals, Inc. and Avalanche Merger Sub, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from Exhibits to a Schedule TO-T/13E-3 filed on September 14, 2020.

Based on representations by Ionis Pharmaceuticals, Inc. and Avalanche Merger Sub, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public:

Exhibit (c)(i)
Exhibit (c)(ii)

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Ted Yu
Chief, Office of Mergers and Acquisitions